Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Offering Circular: July 15, 2022

December 10, 2022

Multi-Housing Income REIT, LLC

9050 N. Capital of Texas Highway

Suite 320

Austin, TX 78759

(512) 872-2898

investors@upsideavenue.com

www.upsideavenue.com

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, LLC, (the “Company”) dated July 15, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Changes to Directors and Officers

Rosch Wadera, formerly the Director of Investor Relations, departed the Company on September 25, 2022.

Laura Klein joined the Company as Chief Operating Officer on November 7, 2022.

Yuen Yung, formerly the Chief Executive Officer, departed the Company on December 3, 2022.

Monte Lee-Wen has been named as the Chief Executive Officer effective on December 3, 2022.

* * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.